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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2006
Commission File Number
Regalito Copper Corp.
(Translation of registrant’s name into English)
1550-625 Howe Street, Vancouver, British Columbia V6C 2T6 Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☑                     Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)           :
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)          :
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s home country), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes     ☐                    No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGALITO COPPER CORP. (Registrant)
Date May 12, 2006	By /s/ Eiji Kato (Signature)*
Eiji Kato, Chief Executive Officer

*	Print the name and title under the signature of the signing officer

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Regalito Copper Corp. (the “Company”) 1550-625 Howe Street Vancouver, British Columbia V6C 2T6

Item 2.	Date of Material Change

May 12, 2006

Item 3.	News Release

On May 12, 2006, the Company issued a press release relating to the material change. The press release was disseminated via Canada NewsWire.

Item 4.	Summary of Material Change

On May 12, 2006, Eiji Kato, Michio Kameno, Keiichi Goto and Cameron G. Belsher were appointed directors of the Company to fill the vacancies created by the resignations of Ross Beaty, Ross Cory, Anthony Floyd, Aziz Shariff and John Wright.

Item 5.	Full Description of Material Change

On May 12, 2006, Eiji Kato, Michio Kameno, Keiichi Goto and Cameron G. Belsher were appointed directors of the Company to fill the vacancies created by the resignations of Ross Beaty, Ross Cory, Anthony Floyd, Aziz Shariff and John Wright.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.	Executive Officer

	Name of Executive Officer:	Eiji Kato
Chief Executive Officer

	Telephone Number:	(604) 687-0407

Item 9.	Date of Report

May 12, 2006

REGALITO COPPER CORP.

/s/ Eiji Kato
Signature

Eiji Kato
Chief Executive Officer
Name and Position of Signatory